October 6, 2005
Securities and Exchange Commission
Washington, D.C. 20549-7010

Subject:	Response to Correspondence Dated September 27, 2005
Meadow Valley Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 0-25428
Dear Ms. Do:
          In response to your letter to us dated September 27, 2005, we have responded to the Staff’s comments using the same paragraph numbers contained in the Staff’s letter to us dated September 27, 2005.
Form 10-K for the year ended December 31, 2004
12. Income Taxes, page 37
1.	Below is a draft of our proposed additional disclosure for inclusion in the form 10-Q for the quarter ended September 30, 2005, for your review:

The Company’s deferred tax asset (liability) consists of the following:

	September 30,	December 31,
	2005	2004 *
Deferred tax asset:
Allowance for bad debt and other	$—	$355,564
Inventory allowance	—	91,095
NOL carryforward	—	2,210,000
Less: NOL valuation	(0)	(1,059,032)

	(0)	1,597,627

Deferred Tax liability:
Depreciation and other	(0)	(3,243,268)

Net deferred tax liability	$(0)	$(1,645,641)

     * — As restated, to report net operating loss carryforward and valuation allowance at the gross amounts, which we previously reported at their net amounts.
     At December 31, 2004, the Company has available federal and state operating loss carry-forwards of approximately $6,136,550 and $3,550,000, respectively. The federal and state operating loss carry-forwards will expire through the years 2024 and 2009, respectively.

Securities and Exchange Commission
October 6, 2005

     Supplemental, please note that the provision in SFAS 109 paragraph 48(b) does not have application in this instance. Further we will provide the valuation allowance schedule pursuant to schedule II of Rule 5-04 of Regulation S-X with the next audited financial statement. We anticipate that schedule, in regards to the deferred tax asset valuation allowance, to appear as follows:
Schedule of Valuation and Qualifying Accounts

	Balance	Charged			Balance
	at beginning	to expense			at end
Description	of year	account	Deductions		of year

Year ended December 31, 2003 Deferred tax asset valuation allowance	$132,122	$312,643		$—	$444,765

Year ended December 31, 2004 Deferred tax asset valuation allowance	444,765	614,267		—	1,059,032

Year ended December 31, 2005 Deferred tax asset valuation allowance	$1,059,032	$—	$	(x,xxx,xxx)	$ (xxx,xxx)
2.	Below are our responses corresponding to each bullet point in comment two:
•	To clarify our net operating loss (NOL) carryforwards and their relation to our deferred tax asset perhaps the following chart will help to resolve any questions.

	Net		Deferred
	Operating	Tax	Tax
	Loss	Rate	Asset

Federal	$6,136,550	34.0%	$2,086,000
State	$3,550,000	3.5%	124,000

Deferred tax asset			$2,210,000

     Using the $9,686,550, as mentioned in the first bullet of the comment, would assume application of the federal tax rate to both the federal and state NOLs, which would greatly overstate the deferred tax asset. We disclose an overall effective tax rate of 36% due to the fact that a significant portion of our taxable income is generated in the State of Nevada, which has no corporate income tax.
• Meadow Valley Corporation, post-IPO of Ready Mix, Inc. (RMI), has an approximate 53% ownership of RMI’s common stock outstanding. RMI has no other classes of stock outstanding. Pursuant to Internal Revenue Code Section 1501 a corporation may only file a consolidated return with members of an “affiliated group.” Code Section 1504(a)(2) defines an affiliated group and requires that the common parent must directly own stock that represents at least 80% (by total voting power and total value) of the stock of the subsidiary. Therefore our ownership percentage does not meet the requirements to file a consolidated tax return post-IPO. All earnings of RMI pre-IPO will be included in the consolidated return of Meadow Valley Corporation for the year ended December 31, 2005.
• The impact of the IPO and the non-consolidation would not impact the December 31, 2004 operating results, but would impact the future expected earnings of the entities and their abilities to utilize their NOLs in future periods. We believe that our valuation allowance of approximately

Securities and Exchange Commission
October 6, 2005

45-50% was reasonable based upon the information available at the time of preparation of our form 10-K. Supplementally, and with the hindsight of nine months of operations, we have exceeded our profit expectations and believe our original valuation allowance has proven to be reasonable and conservative and are confident that we will utilize our entire NOL. However, based upon our preliminary indications of our first quarter results of operations we believe our allowance was appropriate.
• The development of our valuation allowance of 45-50% involved numerous aspects including: a) Although post-IPO RMI taxable income will not be consolidated in the Meadow Valley’s (MVCO) tax return for the year ending December 31, 2005, pre-IPO RMI taxable income will be consolidated. It was anticipated that RMI would generate taxable income during the period prior to its IPO. b) An analysis of the operating results of the Construction Services segment indicates that the primary reason for the operating losses of the past two years was derived from a single project, discussed in the 2004 form 10-K’s management’s discussion and analysis (MD&A) and referred to as the Gooseberry project. Entering the year 2005 we had fully reserved the anticipated costs to complete the project. Further, our clear expectations for 2005 operating results of the Construction Services segment were that it would generate taxable income in 2005. As disclosed in our MD&A we no longer bid projects in the nature of Gooseberry. c) The prior NOLs were also predicated on the utilization of accelerated tax depreciation methods; this is supported by SFAS 109 paragraph 21a, which we did not anticipate continuing at the same rate as prior years.
• Please see our response to comment one to revise our disclosure in regards to the valuation allowance which was previously reported net of our valuation allowance.
3.	Below are our responses corresponding to each bullet point in comment three:
• The amount of our internal reserve (valuation allowance) as of December 31, 2004, 2003 and 2002 was approximately $1,059,000, $445,000 and $132,000 respectively.
• The purpose of our internal reserve (valuation allowance) was to reasonably and conservatively present the deferred tax asset arising from our net operating losses.
• As discussed in our letter dated September 8, 2005, response one, while we believe that we will fully utilize our net operating loss carryforward in future periods it is common practice to limit the recognition of the deferred tax asset based upon prior earnings history. Considering that our subsidiary, Ready Mix, Inc, earnings will no longer be consolidated for tax purposes, post-IPO, and considering the past two years taxable income/(loss), we believed the proper recognition of the deferred tax asset as of December 31, 2004 should involve a valuation allowance of approximately 45-50%. Now that we have nine months of operating results in 2005 and have the benefit of hindsight our valuation allowance was reasonably and conservatively stated. When the 2004 10K was drafted we used all available information at the time and used our best judgment to properly represent our financial position.
• The internal reserve referred to is represented by our valuation allowance. The valuation allowance is determined in accordance with GAAP and specifically in accordance with the provisions of paragraph 23-26 of SFAS 109. We do not believe paragraphs 27 and 28 have application in this instance as there has been no change in the enacted tax rates, and no change in the tax status of our enterprise. We have sought (from time to time) to make modifications to our blended tax rate due to variations in the allocation of state income between taxable and non-taxable states.

Securities and Exchange Commission
October 6, 2005

4.	Below please see a roll forward of our internal reserve (valuation allowance):

	Balance	Charged		Balance
	at beginning	to expense		at end
Description	of year	account	Deductions	of year

Year ended December 31, 2003 Deferred tax asset valuation allowance	$132,122	$312,643	$—	$444,765

Year ended December 31, 2004 Deferred tax asset valuation allowance	444,765	614,267	—	1,059,032

Six months ended June 30, 2005 Deferred tax asset valuation allowance	$1,059,032	$—	$—	1,059,032
     The changes in the reserve year over year directly track with the changes in the net operating loss carryforward with a deferred tax asset calculated at a blended tax rate of 36% and a deferred tax valuation allowance reserve established at 45-50% of the deferred tax asset arising from the NOL.
5.	We will revise our disclosure in future 10K filings to include in management’s discussion and analysis a critical accounting policy that discusses income taxes and is included below as requested for your review:
We are required to estimate our income taxes in each jurisdiction in which we operate. This process requires us to estimate the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities on our consolidated balance sheets. We must calculate the blended tax rate, combining all applicable tax jurisdictions, which can vary over time as a result of the allocation of taxable income between the tax jurisdictions and the changes in tax rates. We must also assess the likelihood that the deferred tax assets, if any, will be recovered from future taxable income and, to the extent recovery is not likely, must establish a valuation allowance. This assessment is complicated by the fact that we are required to consolidate our subsidiaries for financial reporting purposes, while being separately reported for tax purposes. As of December 31, 2005, the Company had total deferred tax assets of $x.xx million (before valuation allowance) a valuation allowance of $x.xx million and total deferred tax liabilities of $x.xx million. The net deferred tax asset contains a valuation allowance representing the portion that management does not believe will be recovered from future taxable income. Management believes that sufficient taxable income will be generated in the future, primarily through our Construction Services segment, which will still be consolidated for tax purposes and the reversal of the deferred tax liabilities, to realize the benefit of our deferred tax assets for which valuation allowances have not been recorded against. If we were to incur substantial tax losses for a number of years, the carryforwards against which we have not recorded a valuation allowance could expire without being utilized resulting in an increased tax expense in the period in which we believe it more likely than not that the carryforwards will not be realized. If we were to earn substantial taxable income for a number of years, the carryforwards against which we have recorded a valuation allowance could be utilized resulting in a decreased tax expense in the period in which we believe it more likely than not that the carryforwards will be realized.
Furthermore, we are subject to periodic review by domestic tax authorities for audit of our income tax returns. These audits generally include questions regarding our tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposures associated with our various tax filing positions, including federal and state taxes, we believe we have complied with the rules of the service codes and therefore have not recorded reserves for any possible exposure. Typically the taxing authorities can audit the previous three years of tax returns and in certain situations audit

Securities and Exchange Commission
October 6, 2005

additional years, therefore a significant amount of time may pass before an audit is conducted and fully resolved. Although no audits are currently being conducted if a taxing authority would require us to amend a prior years tax return we would record the increase or decrease in our tax obligation in the year in which it is more likely than not to be realized.
     We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
MEADOW VALLEY CORPORATION

/s/ Clint L. Tryon
Clint L. Tryon
Principal Accounting Officer